

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Marvin White
President and Chief Executive Officer
Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050
Seattle, Washington, 98121

      Re: Aptevo Therapeutics Inc.
          Registration Statement on Form S-1
          Filed June 30, 2023
          File No. 333-273067

Dear Marvin White:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Sean Donahue, Esq.